ATS CORPORATION

Notice of Annual and Special Meeting of Shareholders
August 6, 2026

Notice is hereby given that the annual and special meeting of the shareholders of ATS Corporation (the "**Corporation**," the "**Company**" or "**ATS**") will be held on August 6, 2026 at 10:30 a.m. (Toronto time). The meeting will be held in a virtual-only format at meetings.lumiconnect.com/400-620-211-650. You will not be able to attend the meeting physically.

The meeting will be held for the following purposes:

1. to receive the audited consolidated financial statements of the Corporation as at and for the financial year ended March 31, 2026, together with the report of the auditors thereon (the "**Financial Statements**");

2. to elect the directors of the Corporation;

3. to reappoint the auditor of the Corporation, who will serve until the end of the next annual general meeting of shareholders or until a successor auditor is appointed, and to authorize the Board of Directors of the Corporation to fix the auditors' remuneration;

4. to consider an advisory resolution on the Corporation's approach to executive compensation;

5. to consider the shareholder proposal set out in Schedule "C" to the accompanying Management Information Circular in connection with the meeting; and

6. to transact such other business as may properly come before the meeting or any adjournment thereof.

The specific details of the foregoing matters to be put before the meeting are set forth in the Management Information Circular accompanying this Notice of Meeting.

VIRTUAL MEETING

Each year, our Board of Directors considers the appropriate format for our annual meeting of shareholders. Similar to last year, we are pleased to continue to embrace the latest technology to provide expanded access, improved communication, and cost savings for our shareholders and ATS by holding this year's meeting in a virtual format. Our virtual format allows registered shareholders and duly appointed proxyholders including non-registered shareholders who have duly appointed themselves as proxy or their duly appointed third party proxyholders, to submit questions and comments and/or to vote during the meeting. We believe the virtual meeting format provides our shareholders with an equal opportunity to engage with us no matter where they live in the world, and is accessible and available on any internet-connected device, be it a phone, a tablet, or a computer, while affording the same rights that would be available at a traditional, in-person meeting.

NOTICE-AND-ACCESS

This year, the Corporation will continue its use of the "notice-and-access" mechanism of delivering materials to both registered and non-registered shareholders in connection with the meeting. As such, the Corporation has posted electronic copies of the Management Information Circular and the Financial Statements along with the related management's discussion and analysis (collectively, the "**Meeting Materials**") on the Corporation's website at www.atsautomation.com and on the Corporation's profiles on the System for Electronic Data Analysis and Retrieval+ ("**SEDAR+**") at www.sedarplus.ca, and on the SEC's system for Electronic Data Gathering, Analysis, and Retrieval ("**EDGAR**") website at www.sec.gov, instead of printing and mailing out paper copies, as permitted by Canadian securities regulators. Notice-and-access allows issuers to post electronic versions of proxy-related materials online via SEDAR+ and one other website, rather than mailing paper copies of such materials to shareholders.

Shareholders with questions about notice-and-access can call the Corporation's transfer agent, Computershare Trust Company of Canada ("**Computershare**"), toll-free at 1-866-964-0492.

HOW TO OBTAIN PAPER COPIES OF THE MEETING MATERIALS

All shareholders may request that a paper copy of the Meeting Materials be sent to them at no cost. Prior to the meeting, requests may be made as follows: (i) for registered shareholders, by contacting Computershare at 1-866-962-0498 (toll-free in North America) or 514-982-8716 (from outside North America); and (ii) for non-registered (beneficial) shareholders, by contacting Broadridge at 1-877-907-7643 (toll free in North America) or 303-562-9305 (English) or 303-562-9306 (French) (from outside North America). Requests may be made up to one year from the date the Meeting Materials were filed on SEDAR+. To obtain paper copies of the Meeting Materials after the meeting, please contact the Corporation by calling 519-653-6500 or 1-866-241-7973 (toll free in North America) or send an email to legal@atsautomation.com. A paper copy of the Meeting Materials will be mailed to you within three business days of receiving your request, if the request is made at any time prior to the meeting. We estimate that your request for Meeting Materials will need to be received on or before July 23, 2026 in order to receive your paper copies in advance of the deadline for submission of forms of proxy and/or voting instruction forms in respect of the meeting.

SHAREHOLDERS ARE REMINDED TO REVIEW THE MEETING MATERIALS PRIOR TO VOTING AS THE MEETING MATERIALS HAVE BEEN PREPARED TO HELP YOU MAKE AN INFORMED DECISION.

HOW TO VOTE

Whether or not they are able to attend the virtual meeting, registered shareholders and non-registered (beneficial) shareholders are encouraged to vote in advance of the meeting. To do so, registered shareholders may a) vote online at www.investorvote.com; b) vote by telephone by calling 1-866-732-8683, or; c) vote by mail by returning the physical form of proxy using the envelope enclosed with the proxy.

To be effective, a proxy must be received by Computershare Investor Services Inc. or the Secretary of the Corporation not later than August 4, 2026 at 10:30 a.m. (Toronto time), or in the case of any adjournment of the meeting, not less than 48 hours (Saturdays, Sundays and holidays excepted) prior to the time of the adjourned meeting.

Non-registered (beneficial) shareholders who receive materials through their broker or other intermediary should follow the instructions on the document provided by their broker or other intermediary in order to ensure their common shares are voted at the meeting.

At the virtual meeting, registered shareholders, and duly appointed proxyholders, including non-registered shareholders who have duly appointed themselves as proxy or their duly appointed third party proxyholders, will be able to watch the live webcast of the meeting, submit questions online and/or vote in "real time" through an online portal. Non-registered (beneficial) shareholders must carefully follow the procedures set out in the Management Information Circular in order to be eligible to vote virtually at the meeting. Non-registered (beneficial) shareholders who do not follow the procedures set out in the Management Information Circular will nonetheless be able to watch the live webcast of the meeting as a guest and submit questions, but will not be able to vote.

Your vote is important. As a shareholder, it is very important that you read the Meeting Materials carefully and then vote your common shares of ATS. You are eligible to vote your common shares if you were a shareholder of record of the Corporation at the close of business on June 23, 2026. You may vote virtually at the meeting or by proxy. **Regardless, we encourage you to vote by proxy to ensure your vote is successfully tabulated. Our goal is to capture as many shareholder votes as possible in advance of the meeting in order to ensure that your voice is heard.** You may vote by proxy in any of the methods noted above, detailed in the Management Information Circular and on your form of proxy or voting instruction form.

I**n order to vote at the meeting, registered shareholders must have a valid 15-digit control number and proxyholders must have received an email from Computershare containing a Username. See page 5 of the Management Information Circular for further instructions on how you can access and participate at the virtual-only meeting.**

Shareholders who have questions or require voting assistance should contact ATS's proxy solicitation agent and shareholder communications advisor, Laurel Hill Advisory Group, by: (i) telephone, toll-free in North America at 1-877-452-7184, or outside of North America at 416-304-0211; or by texting "INFO" to either number; or (ii) e-mail to assistance@laurelhill.com.

DATED the 22nd day of June, 2026.

By Order of the Board of Directors

GORDON RAMAN
Chief Legal Officer